
BB 3/11

| ANNUAL AUDITED REPORT
FORM X-17A-5
PART III | | SEC FILE NO.
8- 25657 |

AB
3/3C

| **ANNUAL AUDITED REPORT**
FORM X-17A-5
PART III |

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

	Official Use Only
	FIRM ID. NO.

OPTION OPPORTUNITIES COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

339 SHERIDAN ROAD

(No. and Street)

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 1 0 2006
WASH. D.C. 185 SECTION

WINNETKA	ILLINOIS	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID DURY

〖OFFICIAL SEAL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXP.〗

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

WEISS & COMPANY LLP

2700 PATRIOT BLVD., #400	GLENVIEW	ILLINOIS	60026
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

> * Claims for exemption from the requirement that the annual report be covered by the opinion of an
> independent public accountant must be supported by a statement of facts and circumstances relied
> on as the basis for the exemption.
> See section 240.17a-5(e)(2).

SEC 1410 (1-78)

BB 6/12

OATH OR AFFIRMATION

I, _DAVID DURY_____, swear (or affirm) that, to the best of my
knowledge and belief the accompanying financial statement and supporting schedules pertaining
to the firm of OPTION OPPORTUNITIES COMPANY as of _DECEMBER 31, 2005 19___,
are true and correct. I further swear (or affirm) that neither the company nor any partner,
proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

OFFICIAL SEAL
JOAN K ROCKEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/09/07

_____
Notary Public

State of _IL_, County of _Cook_____
Signed before me on this _8th____ day
of _March_, 2006_ by _David Dury_
Notary Public _Joan K. Rockey_

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or
    Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant
    to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements
    Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the
    Computation of Net Capital Under Rule 15c3-1 and the
    Computation for Determination of the Reserve Requirements
    Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements
    of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or
    found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing,
see section 240.17a-5(e)(3).

OPTION OPPORTUNITIES COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2005



WEISS & COMPANY LLP

Certified Public Accountants

GLENVIEW • ILLINOIS

OPTION OPPORTUNITIES COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

	Page
Facing Page Form X-17A-5	
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Additional Information:	
Computation of Net Capital	8
Independent Auditors' Report on Internal Control	9-10

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR



WEISS & COMPANY LLP

Certified Public Accountants & Consultants

2700 Patriot Boulevard • Suite 400 • Glenview, Illinois 60026
Telephone (847) 441-8800 • Fax (847) 441-6270
www.weisscpa.com

REPORT OF INDEPENDENT AUDITORS

The Stockholder
Option Opportunities Company

We have audited the accompanying statement of financial condition of Option Opportunities Company (an Illinois "S" Corporation) as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Option Opportunities Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss & Company LLP

WEISS & COMPANY LLP

Glenview, Illinois
February 18, 2006

1

OPTION OPPORTUNITIES COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Due from broker	$ 13,704,840
Securities owned - marketable, at market value	32,606,318
CHX Holdings, at cost	91,000
Other assets	15,000
Total assets	$ 46,417,158

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold but not yet purchased, at market value	$ 28,931,399
Accounts payable	146,133
Total liabilities	29,077,532
Stockholder's equity:	
Common stock - no par value; 1,000 shares authorized, 100 shares issued and outstanding	85,000
Retained earnings	17,254,626
Total stockholder's equity	17,339,626
Total liabilities and stockholder's equity	$ 46,417,158

The accompanying notes are an integral part of these financial statements.

OPTION OPPORTUNITIES COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue:	
Investment gains	$ 3,529,511
Interest and dividend income	1,551,518
Total revenue	5,081,029
Expenses:	
Employee compensation	239,947
Officer compensation	300,000
Payroll taxes	26,136
Profit sharing expense	47,990
Consulting services	1,317,896
Brokerage fees	533,921
Interest expense	688,605
Other operating expenses	809,468
Total expenses	3,963,963
Income before state income tax	1,117,066
Provision for state income tax	10,594
Net income	$ 1,106,472

The accompanying notes are an integral part of these financial statements.

OPTION OPPORTUNITIES COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Retained Earnings	Total
Balance, December 31, 2004	$ 85,000	$ 16,148,154	$ 16,233,154
Net income for the year	-	1,106,472	1,106,472
Balance, December 31, 2005	$ 85,000	$ 17,254,626	$ 17,339,626

The accompanying notes are an integral part of these financial statements.

4

OPTION OPPORTUNITIES COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income	$	1,106,472
Adjustments to reconcile net income to net cash		
from operating activities:		
(Increase) in securities owned		(5,452,895)
Decrease in receivable from broker		2,915,369
Increase in securities sold but not yet purchased		1,347,554
Increase in accounts payable		83,500
Cash flows used in operating activities		-
Change in cash		-
Cash - beginning of year		-
Cash - end of year	$	-
Supplemental disclosure of cash flow information:		
Interest paid	$	688,605
State income tax paid	$	12,000

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business
Option Opportunities Company (an Illinois "S" Corporation) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange. The Company trades securities for its own account.

Marketable Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the stockholder. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be treated as an S Corporation for federal income tax reporting purposes. In lieu of corporation federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for state replacement income tax.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends of the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 2 - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $8,780,624 and required net capital of $100,000. The Company's net capital ratio was .0166 to 1.

Note 3 – Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as follows below:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 27,926,363	$ 28,526,999
Corporate bonds	67,500	-
Options	4,612,455	404,400
Totals	$ 32,606,318	$ 28,931,399

Note 4 - Employees' Profit Sharing Plan

The Company sponsors a profit sharing plan for the benefit of all eligible employees. The contributions to the plan are made at the discretion of the Board of Directors. The Company's contribution for 2005 was $47,990.

Note 5 - Other Assets

The Company has a Joint Back Office (JBO) Clearing Agreement with Bear Stearns Securities. The Agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T.

BROKER OR DEALER:	Options Opportunities	as of: December 31, 2005

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ · 17,339,625	3480
2. Deduct ownership equity not allowable for net capital		0	3490
3. Total ownership equity qualified for Net capital		17,339,625	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital		0	3520
B. Other (deductions) or allowable credits (List)		0	3525
5. Total capital and allowable subordinated liabilities		17,339,625	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 106,000	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(106,000)	3620

7. Other additions and/or allowable credits (List)		0	3630
8. Net Capital before haircuts on securities positions		17,233,625	3640

9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	6,520,038	3734		
D. Undue concentration	1,932,963	3650		
E. Other (list)	0	3736	(8,453,001)	3740

10. Net Capital		$ 8,780,624	3750

See Accountant's Compilation Report.

8

ADDITIONAL INFORMATION

**Independent Auditors' Supplementary
Report on Internal Control Structure**

The Stockholder
Option Opportunities Company

In planning and performing our audit of the financial statements and supplemental schedule of Option Opportunities Company (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

9

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WEISS & COMPANY LLP

Glenview, Illinois
February 18, 2006